                                    Registration Nos. 333-137249 and 137249-01



==============================================================================
              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             -------------------

                             AMENDMENT NO. 2 to

                                  FORM S-1
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             -------------------
                       GRAYBAR ELECTRIC COMPANY, INC.
                                     AND
       D. E. DESOUSA, L. R. GIGLIO, T. S. GURGANOUS, R. D. OFFENBACHER
 AND R. A. REYNOLDS, JR., VOTING TRUSTEES UNDER THE VOTING TRUST AGREEMENT,
             DATED AS OF APRIL 1, 1997, RELATING TO COMMON STOCK
                  ISSUED BY GRAYBAR ELECTRIC COMPANY, INC.
         (Exact name of registrants as specified in their charters)

                   New York                                   5063                            13-0794380
 (State or other jurisdiction of incorporation    (Primary Standard Industrial   (I.R.S. Employer Identification No.
      of Graybar Electric Company, Inc.)          Classification Code Number)     of Graybar Electric Company, Inc.)

     34 North Meramec Avenue, St. Louis, Missouri 63105, (314) 573-9200 (Address, including zip code, and telephone number, including area code, of principal executive offices of
         Graybar Electric Company, Inc. and of the Voting Trustees)
                              T. F. DOWD, Esq.
            Senior Vice President, Secretary and General Counsel
           Graybar Electric Company, Inc., 34 North Meramec Avenue,
                          St. Louis, Missouri 63105
                               (314) 573-9200
 (Name, address, including zip code, and telephone number, including area code, of agent for service for Graybar Electric Company, Inc. and the Voting Trustees)

                             -------------------
                                  Copy to:
                             JOHN H. DENNE, Esq.
                            Winston & Strawn LLP
                  200 Park Avenue, New York, New York 10166

                             -------------------
         Approximate date of commencement of proposed sale to the public:
October 16, 2006.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

                               ---------------
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                               ---------------
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                               ---------------
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                               ---------------


                                          CALCULATION OF REGISTRATION FEE
=====================================================================================================================
                                                                         Proposed        Proposed
                                                                          maximum        maximum         Amount of
                                                     Amount to be     offering price    aggregate       registration
Title of each class of securities to be registered    registered         per unit     offering price        fee
---------------------------------------------------------------------------------------------------------------------
Common Stock (par value $1 per share).............   850,000 shs.          $20        $17,000,000         $1,819(2)
---------------------------------------------------------------------------------------------------------------------
Voting Trust Certificates (1).....................        --               --              --               --
=====================================================================================================================

(1) Representing the shares of Common Stock offered hereunder.

(2) Previously paid.


         The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

P R O S P E C T U S
-------------------

                               850,000 SHARES

                       GRAYBAR ELECTRIC COMPANY, INC.

                              ----------------

                                Common Stock
                                 and related
                          Voting Trust Certificates
                                 offered to
     Employees and Qualified Retirees of Graybar Electric Company, Inc.
                                  under the
                    THREE-YEAR COMMON STOCK PURCHASE PLAN

                              ----------------

         Graybar is offering an aggregate of up to 850,000 shares of Common Stock and related Voting Trust Certificates to eligible employees and qualified retirees under the final offering pursuant to the Three-Year Common Stock Purchase Plan adopted in 2004. If you are eligible to subscribe, you may purchase shares by completing a Subscription Agreement in the manner set forth in this Prospectus. Approximately 95% of the presently outstanding Common Stock is held in the Voting Trust established in 1997. The 1997 Voting Trust Agreement is described under the heading "Summary of Certain Provisions of the Voting Trust Agreement" and, unless stated otherwise, all references in this Prospectus to the Voting Trust Agreement mean the 1997 Voting Trust Agreement.

         Subscriptions will be irrevocable unless your employment terminates for any cause other than retirement on a pension (other than a deferred pension), or you receive a "hardship" withdrawal from the recently instituted Account K under Graybar's Profit Sharing Plan, in which case your subscription will be canceled as to shares not yet issued. The Company has the option to repurchase, at $20.00 per share, shares of Common Stock owned by you or Voting Trust Certificates representing them in the event you desire to sell, transfer or otherwise dispose of them or in the event of your death or termination of your employment other than by retirement on a pension (other than a deferred pension). See "The 2006 Offering," "The Three-Year Common Stock Purchase Plan" and "Description of Common Stock -- Repurchase Option." No public market exists for shares of the Company's Common Stock or for Voting Trust Certificates representing them, and no such markets are expected to develop.

         PURCHASING GRAYBAR COMMON STOCK PURSUANT TO THE THREE-YEAR COMMON STOCK PURCHASE PLAN INVOLVES CERTAIN RISKS. SEE "RISK FACTORS," BEGINNING ON PAGE 6.

                              ----------------
        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================================
                                                           Underwriting Discounts and        Proceeds to the
                                      Price to Public              Commissions                   Company
-------------------------------------------------------------------------------------------------------------------
Per Unit......................              $20                       None                         $20
-------------------------------------------------------------------------------------------------------------------
Total.........................            850,000                     None                     $17,000,000
===================================================================================================================

         The proceeds to Graybar are before the deduction of expenses payable by us estimated at $150,000. To the extent that subscription rights are not exercised, the proceeds will be reduced by $20.00 for each share not subscribed for. To the extent that shares are purchased under the installment method, receipt of the proceeds will be deferred. See "The 2006 Offering."

                              ----------------

              The date of this Prospectus is October __, 2006.

                              TABLE OF CONTENTS

                                                                          Page

PROSPECTUS SUMMARY...........................................................1
RISK FACTORS.................................................................6
THE THREE-YEAR COMMON STOCK PURCHASE PLAN....................................7
THE 2006 OFFERING............................................................9
PURPOSE OF ISSUE............................................................13
DIVIDENDS...................................................................13
CAPITALIZATION..............................................................14
DESCRIPTION OF COMMON STOCK.................................................15
DESCRIPTION OF DELEGATED AUTHORITY PREFERRED STOCK..........................17
INFORMATION CONCERNING THE VOTING TRUSTEES..................................18
SUMMARY OF CERTAIN PROVISIONS OF THE VOTING TRUST AGREEMENT.................20
LEGAL MATTERS...............................................................23
EXPERTS.....................................................................23
WHERE YOU CAN FIND MORE INFORMATION.........................................23
INCORPORATION BY REFERENCE..................................................24
THREE-YEAR COMMON STOCK PURCHASE PLAN................................Exhibit A

----------------------
o You should only rely on the information contained or incorporated by reference in this Prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

o We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

o You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus only.

o This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

                             PROSPECTUS SUMMARY

         Because this is a summary, it does not contain all the information that may be important to you. You should read the entire Prospectus before you decide whether to subscribe for Common Stock.

THE PLAN

         This offering is being made under the Three-Year Common Stock Purchase Plan (the "Plan"), which allows for the offer and sale of up to an aggregate of 2,000,000 shares in annual offerings in 2004, 2005 and 2006. In the 2004 offering pursuant to the Plan, 439,805 shares were offered to eligible employees and retirees and 268,772 shares were subscribed for. In the 2005 offering pursuant to the Plan, 612,619 shares were offered to eligible employees and retirees and 378,676 shares were subscribed for. The terms of the 2006 offering, which are described herein, are substantially the same as the terms for the 2004 and 2005 offerings. The text of the Three-Year Common Stock Purchase Plan, which was approved by the directors on March 11, 2004 and by the shareholders on June 10, 2004 and amended by the Board of Directors on June 8, 2006 to accommodate the addition of Account K to Graybar's Profit Sharing Plan, is attached as Exhibit A.

         Each annual offering affords, with certain limited exceptions, an opportunity to purchase shares of Common Stock to each person who on September 30 of the year in which the offering is being conducted has been an active, full-time employee of the Company or its wholly-owned subsidiary, Commonwealth Controls Corporation, continuously since March 31 of that year or who was an active, full-time employee on March 31 and retired thereafter on a pension (except a deferred pension), or who is one of certain eligible retirees who were active, full-time employees of the Company or Commonwealth Controls Corporation on March 31, 2004.

         All subscribed shares of Common Stock will be issued and held subject to the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation of the Company, as amended, which, among other things, provide the Company the option to repurchase shares of its Common Stock at $20.00 per share, the price at which such shares were issued, with appropriate adjustment for current dividends, in the event any holder of Common Stock wants to sell, transfer or otherwise dispose of any of his or her shares of such Common Stock, or in the event of his or her death or in the event of termination of his or her employment other than by retirement on a pension (except a deferred pension). The Voting Trust Certificates to be issued under the Voting Trust Agreement will provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions (including all restrictions) upon which Common Stock of the Company is issued and held. Each subscriber by completing a Subscription Agreement will specifically agree to be bound by the provisions of the Restated Certificate of Incorporation and will agree that all Common Stock or Voting Trust Certificates held by such subscriber shall be subject to these provisions.

         The Plan provides that no corporate action that would result in a distribution of Common Stock or other assets of the Company to its shareholders (except the payment of cash dividends or the issuance of shares of Common Stock pursuant to the installment payment method) will be taken after January 11, 2007 without first giving notice of such proposed action to subscribers who have not then completed their installment payments on the Common Stock for which they have subscribed. Such subscribers will be granted not less than 20 days to accelerate their payments on such Common Stock in order that they may obtain the full benefits of such action.

THE 2006 OFFERING

         We are offering eligible employees and retirees the right to subscribe in the 2006 offering for an aggregate of up to 850,000 shares of Common Stock at $20.00 per share pursuant to the Plan. Subject to certain limited exceptions, you are eligible to subscribe if you were an active, full-time employee of the Company or Commonwealth Controls Corporation on March 31, 2006, and thereafter either (a) on September 30, 2006 had been continuously employed since March 31, 2006 by the Company or Commonwealth Controls Corporation, or (b) prior to October 1, 2006 had retired on a pension (except a deferred pension). You are also eligible to subscribe for shares in this offering if you retired on a pension (except a deferred pension) on or before March 31, 2006, and you were an active, full-time employee of the Company or Commonwealth Controls Corporation on March 31, 2004. The maximum number of shares that you may purchase is one share for each $600 of your base salary rate increased by the applicable multiplier specified below. The base salary rate at March 31, 2006 will be used if you were then an active, full-time employee or if you retired during the first quarter of 2006; if you retired after March 31, 2004 but on or before December 31, 2005, the base salary rate in effect on March 31 of the year of your retirement will be used. The number of shares you may purchase will be reduced on a pro rata basis in the unlikely event that the aggregate number of shares subscribed for by all employees exceeds 850,000.

         This offering is the final offering made under the Plan and completes the transition to annual offerings for employees who were active on March 31, 2004 and retired during the term of the Plan. Such persons will not be eligible to purchase shares in future offerings.

         This offering will remain open from October 16, 2006 to 5:00 p.m., Central Standard Time, on December 1, 2006. You have the option of paying for all of the shares subscribed for on or before January 11, 2007 or paying for all shares subscribed for on an installment basis.

         Shares of Common Stock subscribed for pursuant to the terms of the Plan will, upon issuance, be deposited in the Voting Trust established by the Voting Trust Agreement and Voting Trust Certificates will be issued in respect thereof, except that subscribers who prior to this offering are already shareholders of record who elected not to participate in the Voting Trust Agreement will receive stock certificates representing the shares for which they subscribe. After the termination of the Voting Trust Agreement, whether the shares of Common Stock subscribed for in this offering are represented by stock certificates or voting trust certificates (or are held in uncertificated form evidenced by book-entry systems maintained by the Company and the Voting Trustees, respectively) will depend on whether you elect to participate in the new ten-year voting trust that is to be established on similar terms prior to such termination.

         Shares paid for in full will be issued as of January 11, 2007. If chosen, installment payments will commence with the second bi-weekly payroll payment date in January 2007 and end with the last bi-weekly payroll payment date in November 2007. Shares paid for in installments will be issued of record by the tenth day of March, June and September and the fifteenth day of December to the extent they have been fully paid for. Subscribers who elect to use payroll deduction have the right at any time (except during the first ten days of March, June and September) to pay the full remaining amount due and, upon any such accelerated payment, certificates will be issued representing the fully paid shares and the payroll deduction will no longer apply.

         The number of shares to be offered to each eligible subscriber in 2006 will be determined by dividing the applicable base salary rate of the subscriber by $600 and multiplying that amount by the applicable multiplier shown in the following table based on his or her salary classification at the applicable date, with fractional shares being disregarded:

GRADE/BAND CLASSIFICATIONS                                     MULTIPLIER
--------------------------                                     ----------

Executives EX1 through EX5                                        3.00
Grades 17, 18, 19 and 20 and Band M1                              2.50
Grades 15 and 16 and Band M2                                      2.25
Grades P and Q                                                    1.90
Grades N and O                                                    1.85
Grade 14 or below covered either by the
Management Incentive Plan or the
Sales Incentive Plan and Band M3                                  1.75
Grades J, K, L and M                                              1.50
All others                                                        1.25

         The Board of Directors determined the appropriate number of shares to be offered to each eligible employee and eligible retiree of Commonwealth Controls Corporation using salary classifications comparable to those listed in the table above.

         The proceeds from this offering will be added to working capital, in part to replenish amounts previously used to repurchase outstanding shares of Common Stock (or Voting Trust Certificates representing them) pursuant to our repurchase option. From January 1, 2006 through July 31, 2006, the Company repurchased 165,517 shares (or Voting Trust Certificates representing them) for an aggregate purchase price of $3,310,340. To the extent that shares offered are not subscribed for by employees and qualified retirees, they will not be offered for sale to anyone else and the number of shares sold and the proceeds received will be correspondingly reduced.

BUSINESS

         Graybar was formed in 1925. We are engaged internationally in the distribution of electrical, telecommunications and networking products and the provision of related supply chain management and logistics services, primarily to contractors, industrial plants, telephone companies, power utilities, federal and state governments and commercial users. All products sold by us are purchased by us from others.

         We distribute approximately one million products (stockkeeping units) of more than 4,600 manufacturers through a network of distribution facilities located in 13 geographical districts throughout the United States. In addition, we operate 10 zone warehouses with both standard and specialized inventory products. The zone warehouses replenish the inventories carried at the distribution facilities and make shipments directly to customers. We also have subsidiary operations with distribution facilities located in Puerto Rico, Mexico and Canada.

         Graybar is 100% owned by our active and retired employees. At July 31, 2006, 5,865,153 shares of Common Stock were issued and outstanding and 140,415 shares subscribed for pursuant to the 2005 offering under the Plan remained to be paid for on the installment method and had not been issued. An additional 188,509 shares of Common Stock have been acquired and are held in treasury as of July 31, 2006. Approximately 95% of the issued and outstanding shares of Common Stock were held of record by D. E. DeSousa, L.
R. Giglio, T. S. Gurganous, R. D. Offenbacher and R. A. Reynolds, Jr. as Voting Trustees under the Voting Trust Agreement among the Voting Trustees, the Company and the shareholders of the Company who have elected to participate therein (the "Participating Shareholders"). Under the Voting Trust Agreement, Participating Shareholders have deposited their certificates representing shares of Common Stock with the Voting Trustees and have been issued Voting Trust Certificates representing those shares. The Voting Trust was established to permit the owners of shares of Common Stock deposited in the Voting Trust to act together concerning the management of Graybar and the voting on certain matters presented to the shareholders.

         Our address and telephone number are 34 North Meramec Avenue, St. Louis, Missouri 63105 (314-573-9200). The mailing address of our principal executive offices is P.O. Box 7231, St. Louis, Missouri 63177.

THE VOTING TRUST AGREEMENT

         Approximately 95% of the outstanding Common Stock is held in the Voting Trust established by a Voting Trust Agreement that became effective on April 1, 1997. The Voting Trust Agreement will expire on March 31, 2007 unless sooner terminated. It is currently contemplated that a new ten-year voting trust will be established on similar terms prior to the termination of the Voting Trust Agreement. All holders of Common Stock and Voting Trust Certificates will be invited to deposit the shares of Common Stock beneficially owned by them, including shares purchased in the 2006 Offering, in the new voting trust.

         Common Stock that you purchase will be deposited in the Voting Trust and Voting Trust Certificates representing them will be issued to you unless you currently are a shareholder who elected in 1997 not to participate in the Voting Trust with respect to the shares you currently hold. In that case, you will receive stock certificates representing any additional shares that you purchase. After the termination of the Voting Trust Agreement, whether the shares of Common Stock subscribed for in this offering are represented by stock certificates or voting trust certificates (or are held in uncertificated form evidenced by book-entry systems maintained by the Company and the Voting Trustees, respectively) will depend on whether you elect to participate in the new ten-year voting trust that is to be established on similar terms prior to such termination.

         Under the Voting Trust Agreement, the Voting Trustees are entitled in their discretion and using their best judgment to vote all the shares deposited in the Voting Trust on the election of directors and the ratification, approval or disapproval of any other action or proposed action of the Company, except that the Voting Trustees may not vote on the merger or consolidation of Graybar into or with another corporation, the sale of all or substantially all of our assets or our liquidation or dissolution without the consent of the holders of Voting Trust Certificates representing at least 75% of the aggregate number of shares then deposited. The Voting
Trustees are not entitled to sell, transfer, or otherwise dispose of shares deposited with them other than to return them to Participating Shareholders in accordance with the Voting Trust Agreement.

         Holders of Voting Trust Certificates will receive cash dividends paid on Common Stock beneficially owned by them and held by the Voting Trustees. Any Common Stock paid as a stock dividend on beneficially owned shares will be deposited in the Voting Trust and Voting Trust Certificates will be issued to the beneficial owner of the Common Stock upon which the stock dividends are paid.

SELECTED FINANCIAL INFORMATION

         The following table sets forth certain financial data for the last five years ended December 31, 2005 and the six-month periods ended June 30, 2005 and 2006. The data, insofar as it relates to each of the years 2001-2005, has been derived from our audited consolidated financial statements, including the consolidated balance sheets at December 31, 2004 and 2005 and the related consolidated statements of income and of cash flows for the three years ended December 31, 2005 and the notes thereto incorporated by reference in this Prospectus, that have been audited by Ernst & Young LLP. The data for the six months ended June 30, 2005 and 2006 has been derived from our unaudited condensed consolidated financial statements also incorporated by reference in this Prospectus. In the opinion of management, the six-month data includes all adjustments, consisting only of normal recurring accruals and adjustments, necessary for fair presentation of the results for the unaudited interim periods. Interim results are not necessarily indicative of results for a full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto that are incorporated by reference in this Prospectus.

                                                                                                             SIX MONTHS ENDED
                                                                                                                 JUNE 30,
                                                    YEARS ENDED DECEMBER 31,                                   (UNAUDITED)
                              ----------------------------------------------------------------------     ------------------------
                                 2001           2002           2003           2004           2005           2005          2006
                                 ----           ----           ----           ----           ----           ----          ----
                                             (In thousands, except for per share data)
INCOME STATEMENT DATA:
  Net Sales                   $4,816,482     $3,974,892     $3,802,452     $4,079,553     $4,288,043     $2,037,413    $2,437,686
  Income Before Cumulative
    Effect of Change in
    Accounting Principle          31,688         11,401          8,465         14,018         22,398         11,623        28,869
  Cumulative effect of
   change in accounting
   principle, net of $3,587
   tax effect                         --             --             --             --         (5,634)        (5,634)           --
  Net Income                      31,688         11,401          8,465         14,018         16,764          5,989        28,869
  Per share of common
   stock:
  Income Before Cumulative
    Effect of Change in
    Accounting Principle (A)        5.16           1.74           1.34           2.34           3.85           1.99          4.92
  Net Income per share of
   common stock (A)                 5.16           1.74           1.34           2.34           2.88           1.03          4.92
  Cash dividends                    2.00           2.00           2.00           2.00           2.00            .60           .60

BALANCE SHEET DATA:
  Working capital             $  513,946     $  445,633     $  416,612     $  396,589     $  398,889     $  418,947    $  422,455
  Total assets                 1,535,998      1,400,171      1,422,130      1,451,372      1,443,387      1,490,217     1,572,733
  Long-term debt                 315,549        266,710        254,381        205,603        233,527        268,809       223,056
  Total liabilities            1,128,506      1,012,328      1,034,547      1,059,008      1,061,952      1,095,556     1,161,456
  Shareholders' Equity           407,492        387,843        387,583        392,364        381,435        394,661       411,277


---------------------
(A) Adjusted for the declaration of a 5% stock dividend in 2005.


                                RISK FACTORS

         Before purchasing shares of our Common Stock offered hereby, you should carefully consider the following risk factors together with the others set forth in Item 1A - Risk Factors of our Annual Report on Form 10-K for our fiscal year ended December 31, 2005 and in the other information contained or incorporated by reference in this Prospectus, including our historical financial statements and the related notes thereto. These risk factors, among others, could cause actual results to differ materially from those currently anticipated. See "Where You Can Find More Information" and "Incorporation by Reference."

THERE IS NO TRADING MARKET FOR OUR COMMON STOCK.

         No holder of our Common Stock (or Voting Trust Certificate representing it) may sell, transfer or otherwise dispose of shares (or the Voting Trust Certificates) without first offering Graybar the option to purchase them at the price at which they were issued, $20.00 per share, with appropriate adjustment for current dividends. In the past, Graybar has always exercised its option and we expect to continue to do so. However, were Graybar to elect not to exercise its option at some time in the future, there can be no assurance that a public trading market would develop or as to the price at which shares would trade if a market did develop.

APPRECIATION OF THE COMMON STOCK IS LIMITED.

         The repurchase price for the Common Stock (or Voting Trust Certificate representing it) under the option to purchase is the same as the offer price, $20.00 per share. Accordingly, as long as Graybar exercises its option to purchase, appreciation in the value of an investment in the Common Stock is dependent solely on the Company's ability to pay stock dividends.

         Although stock dividends and stock splits have been effected from time to time, including a 5% stock dividend issued on February 1, 2006 to shareholders of record as of January 3, 2006, there can be no assurance that additional stock dividends or stock splits will be effected.

THE VALUE OF THE COMMON STOCK IS DEPENDENT TO A SUBSTANTIAL DEGREE UPON THE REGULAR PAYMENT OF DIVIDENDS.

         As a result of the limited appreciation potential, the value of the Common Stock is derived primarily from the payment of cash dividends. Although cash dividends have been paid on the Common Stock each year since 1929, and at an annual rate of $2.00 per share since 1970 (10% of the price at which shares of Common Stock have been issued historically), there can be no assurance that the Company will continue to be able to pay dividends on the Common Stock.

THE FACT THAT APPROXIMATELY 95% OF THE OUTSTANDING COMMON STOCK IS HELD IN THE VOTING TRUST AND VOTED BY THE VOTING TRUSTEES AND THE EXISTENCE OF THE COMPANY'S REPURCHASE OPTION MAY DETER AN ATTEMPTED CHANGE IN CONTROL.

         The Voting Trust and the repurchase option described above could have the effect of delaying or preventing a change in control of the Company or discouraging an attempt by a third party to acquire control of the Company by tender offer or other means. As long as a substantial number of shares of Common Stock are subject to the Voting Trust Agreement or any successor voting trust agreement, it will not be possible for a third party to gain control of management without the approval of a majority of the then incumbent Voting Trustees. Similarly, unless the Company waives its right to repurchase Common Stock and Voting Trust Certificates, which would require approval of the then directors, consummation of a third-party tender offer or other acquisition transaction may not be possible.

                  THE THREE-YEAR COMMON STOCK PURCHASE PLAN

         The Plan provides that the Company may offer eligible employees, including officers, of the Company and Commonwealth Controls Corporation and certain eligible retirees, the right to subscribe for up to an aggregate of 2,000,000 shares of Common Stock at a price of $20.00 per share. In the 2004 offering pursuant to the Plan, 439,805 shares were offered and 268,772 shares were subscribed for. In the 2005 offering pursuant to the Plan, 612,619 shares were offered and 378,676 shares were subscribed for (of which 140,415 are being paid for on the installment method and have not yet been issued as of the date of this Prospectus).

         The annual offerings afford eligible, active, full-time employees of the Company and Commonwealth Controls Corporation, and certain eligible retirees who were active, full-time employees of the Company or Commonwealth Controls Corporation on March 31, 2004, an opportunity to purchase shares of Common Stock. The limitation of eligibility to active, full-time employees and recent retirees conforms with the policy initially adopted when the Company's active employees acquired all of its Common Stock from Western Electric Company Incorporated in 1929 and continuously followed since then.

         Accordingly, with certain limited exceptions, under the Plan, holders of Common Stock or Voting Trust Certificates who on September 30 of the year in which the offering is made are not active, full-time employees of the Company or Commonwealth Controls Corporation continuously employed by the Company or Commonwealth Controls Corporation since March 31 of that year will not be entitled to participate in the offering, with the exception of
(a) active, full-time employees who retire on a pension (except a deferred pension) on or after March 31 and prior to October 1 of the year in which the offering is made, and (b) in order to permit a transition to annual offerings, persons who were active, full-time employees at March 31, 2004 and who retired on a pension (other than a deferred pension) prior to March 31 of the applicable year will also be eligible to participate in the offering.

         Shares of Common Stock subscribed for pursuant to the terms of the Plan will, upon issuance, be deposited in the Voting Trust established by the Voting Trust Agreement and Voting Trust Certificates will be issued in respect thereof, except that subscribers who prior to the offering are already shareholders of record who elected not to participate in the Voting Trust Agreement with respect to the shares they currently hold will receive stock certificates representing the shares for which they subscribe.

         All subscribed shares of Common Stock will be issued and held subject to the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation of the Company, as amended, which, among other things, provide the Company the option to repurchase shares of its Common Stock at the price at which such shares were issued, with appropriate adjustment for current dividends, in the event any holder of Common Stock wants to sell, transfer or otherwise dispose of any of his or her shares of such Common Stock, or in the event of his or her death or in the event of termination of his or her employment other than by retirement on a pension (except a deferred pension). The Voting Trust Certificates to be issued under the Voting Trust Agreement will provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions (including all restrictions) upon which Common Stock of the Company is issued and held. Each subscriber by completing a Subscription Agreement will specifically agree to be bound by the provisions of the Restated Certificate of Incorporation and will agree that all Common Stock or Voting Trust Certificates held by such subscriber shall be subject to those provisions.

         The Plan provides that no corporate action that would result in a distribution of Common Stock or other assets of the Company to its shareholders (except the payment of cash dividends or the issuance of shares of Common Stock pursuant to the installment payment method) will be taken after January 11, 2007 without first giving notice of such proposed action to subscribers in this offering who have not then completed their installment payments on the Common Stock for which they have subscribed. Such subscribers will be granted not less than 20 days to accelerate their payments on such Common Stock in order that they may obtain the benefits of such action. Subscribers who elected to use payroll deduction have the right at any time (except during the first ten days of March, June and September) to pay the full remaining amount due and, upon any such accelerated payment, certificates will be issued representing the fully paid shares and the payroll deduction will no longer apply.

         The Plan will remain in effect until January 31, 2007 unless terminated prior thereto by the Board of Directors of the Company, and thereafter insofar as the provisions relate to shares of Common Stock subscribed for under the installment payment method as described in the Plan.

                              THE 2006 OFFERING

         This offering is the third and final annual offering made under the Plan. The Company is offering to sell to eligible, active, full-time employees and retirees up to 850,000 shares.

EMPLOYEES ENTITLED TO SUBSCRIBE.

         With certain exceptions described below, each person who on September 30, 2006 was an active, full-time employee of the Company or Commonwealth Controls Corporation and had been continuously employed by the Company or Commonwealth Controls Corporation since March 31, 2006, or who on March 31, 2006 was such an active employee and thereafter retired on a pension (other than a deferred pension) prior to October 1, 2006, and each person who on March 31, 2004 was an active, full-time employee of the Company or Commonwealth Controls Corporation and who retired on a pension (except a deferred pension) on or after March 31, 2004 and prior to March 31, 2006, is entitled to subscribe for the number of shares of the Company's Common Stock, par value $1.00 per share with a stated value of $20.00 per share, determined pursuant to Section 3 of the Plan, at the price of $20.00 per share. Such persons are sometimes referred to as "eligible participants" and after completing a Subscription Agreement are referred to as "subscribers"; provided, however, that the term "eligible participants" shall not include: (a) those who receive pensions (other than eligible persons who retired on or after March 31, 2004), or retainers, whether or not currently employed, (b) those who are employed solely on a contract basis or who by written agreement have released all stock subscription rights, or (c) those included in a collective bargaining unit represented by a labor organization where the agreement between the Company or Commonwealth Controls Corporation and the labor organization excludes such persons from subscribing for Common Stock of the Company.

PERIOD FOR AND METHOD OF MAKING SUBSCRIPTION.

         Any eligible participant desiring to subscribe for shares of Common Stock shall either complete and sign a Subscription Agreement in the form approved for such purpose and file it on or before December 1, 2006, with the Secretary at the executive offices of the Company, P.O. Box 7231, St. Louis, Missouri 63177 or complete and submit an on-line subscription in the manner set forth at www.planenrollments.com/gbe. No subscription shall be effective and binding unless and until accepted by the Company at its executive offices. The Company reserves the right to reject any subscription not received prior to the close of business on December 1, 2006.

DETERMINATION OF NUMBER OF SHARES FOR WHICH AN ELIGIBLE EMPLOYEE IS ENTITLED TO SUBSCRIBE.

         The maximum number of shares for which an eligible participant may subscribe shall be determined as follows.

         Under Section 3.1 of the Plan, the Subscription Right of each eligible participant, subject to increase as provided in Section 3.2 and reduction as provided in Section 3.3 of the Plan, shall be one (1) share for each $600 of his or her base salary rate at March 31, 2006 if he or she were then an active, full-time employee or eligible and retired during the first quarter of 2006; if he or she retired after March 31, 2004 but on or before December 31, 2005, the base salary rate in effect on March 31 of the year of his or her retirement will be used. Fractional shares resulting from this computation shall be disregarded.

         Under Section 3.2, the number of shares determined in accordance with Section 3.1 of the Plan for eligible participants who were, on the applicable date (March 31, 2006 or March 31 of the year of retirement if earlier), in the salary classifications listed below, shall be increased by the applicable multiplier as follows:

            o Eligible Company participants in Executive classifications EX 1 through EX 5 -- 3.00 times;

            o Eligible Company participants in Grades 17 through 20 and Band M1 -- 2.50 times;

            o Eligible Company participants in Grades 15 and 16 and Band M2 -- 2.25 times;

            o Eligible Company participants in Grades P and Q -- 1.90 times;

            o Eligible Company participants in Grades N and O -- 1.85 times;

            o Eligible Company participants in Grade 14 or below who are covered either by the Management Incentive Plan or the Sales Incentive Plan and Band M3 -- 1.75 times;

            o   Eligible Company participants in Grades J, K, L and M --
                1.50 times;

            o   All other eligible Company participants -- 1.25 times; and

            o Eligible participants who are employees of Commonwealth Controls Corporation -- As determined by the Board of Directors for each participant using the closest comparable salary classification then in effect at Commonwealth Controls Corporation.

Fractional shares resulting from the above computations shall be disregarded.

         Under Section 3.3, in the unlikely event the aggregate number of shares subscribed for by all eligible employees were to exceed 850,000, the number of shares that each eligible employee will be entitled to purchase shall be reduced to a number determined by multiplying the number of shares such eligible employee has subscribed for (but in no event more than the number to which such employee is entitled to subscribe under this Section) by a fraction, the numerator of which is 850,000, and the denominator of which is the aggregate number of shares subscribed for by all eligible employees. Fractional shares resulting from such computation shall be disregarded.

         Subscribers may elect to pay for shares subscribed for in one of the following methods:

         o   All shares subscribed for on or before January 11, 2007,

         o All shares subscribed for through the installment method through payroll deductions (or if you are no longer on the Company's payroll, through direct monthly payments) over an 11-month period.

         Shares will be issued and Voting Trust Certificates delivered as of January 11, 2007, in the case of shares paid for on or before January 11, 2007, and on a quarterly basis as of the tenth day of March, June and September and the fifteenth day of December to the extent full payment has been made for shares being purchased under the installment method. After the termination of the Voting Trust Agreement, whether the shares of Common Stock subscribed for in this offering are represented by stock certificates or voting trust certificates (or are held in uncertificated form evidenced by book-entry systems maintained by the Company and the Voting Trustees, respectively) will depend on whether you elect to participate in the new ten-year voting trust that is to be established on similar terms prior to such termination.

         Subscriptions will be irrevocable unless your employment terminates for any cause other than retirement on a pension (other than a deferred pension), or you receive a "hardship" withdrawal from the recently instituted Account K under Graybar's Profit Sharing Plan, in which case your subscription will be canceled as to shares not yet issued. In that event, refund of any balance due shall be made in the following quarter. Except during the first ten days of March, June and September, subscribers who have elected to pay for shares under the installment method may prepay the balance due on all or a portion of the shares being paid for under that method. Upon prepayment, the shares so purchased shall be issued and Voting Trust Certificates delivered and the payroll deduction shall no longer apply to them.

         The Common Stock Purchase Plan provides that no corporate action that will result in a distribution of stock or other assets to our shareholders (except the payment of cash dividends or the issuance of shares of Common Stock pursuant to the installment payment method) shall be taken after January 11, 2007 without our first giving notice of the proposed action to subscribers under the Plan who shall not then have paid in full for the Common Stock for which they have subscribed. Those subscribers shall have a reasonable opportunity, not less than 20 days, to complete their payment on all shares subscribed for in order that they may obtain the benefits of the contemplated action.

         Under the terms of the Plan and your subscription agreement, Common Stock that you purchase will be deposited in the Voting Trust and you will receive Voting Trust Certificates in exchange unless you are a holder of record of Common Stock as of the date hereof and have elected not to participate in the Voting Trust Agreement with respect to these shares. In that case, you will receive certificates representing the number of shares of Common Stock that you purchase. For information concerning the Voting Trustees and the Voting Trust Agreement, see "Information Concerning the Voting Trustees" and "Summary of Certain Provisions of the Voting Trust Agreement." A copy of the Voting Trust Agreement is being sent, together with this Prospectus, to each eligible employee who is not either a Participating Shareholder or a holder of record of Common Stock. After the termination of the Voting Trust Agreement, whether the shares of Common Stock subscribed for in this offering are represented by stock certificates or voting trust certificates (or are held in uncertificated form evidenced by book-entry systems maintained by the Company and the Voting Trustees, respectively) will depend on whether you elect to participate in the new ten-year voting trust that is to be established on similar terms prior to such termination.

LIMITATION ON TRANSFERABILITY.

         The Restated Certificate of Incorporation grants the Company the option to repurchase Common Stock held by you, including Common Stock purchased under the Plan, at $20.00 per share if you desire to sell, transfer or otherwise dispose of those shares, or the Voting Trust Certificates representing them, or if you die or if your employment terminates otherwise than by retirement on a pension (other than a deferred pension). The Voting Trust Agreement imposes the same restrictions with regard to Voting Trust Certificates.

         The Company in the past always has exercised its repurchase option and expects to do so in the future. As a result, no public trading market exists for the Common Stock or the Voting Trust Certificates. If we should decide not to exercise our option at some point in the future, no assurance can be given that a public trading market in the shares of Common Stock or Voting Trust Certificates would develop or as to the price at which they would trade if a market did develop. In that case, it might be difficult for you to sell your Common Stock or Voting Trust Certificates. Shares deposited in the Voting Trust may not be withdrawn before its expiration in 2007 or earlier termination of the Voting Trust. See "Common Stock Purchase Plan," "Description of Common Stock -- Repurchase Option" and "Summary of Certain Provisions of the Voting Trust Agreement -- Restrictions on Transfer, and Right of the Company to Repurchase Voting Trust Certificates Under Certain Circumstances."

SUBSCRIPTION AGREEMENT.

         If you desire to purchase shares of Common Stock, you must either complete and submit a Subscription Agreement on-line in the manner set forth at www.planenrollments.com/gbe or complete and sign a Subscription Agreement and mail it to the Secretary at:

                       Graybar Electric Company, Inc.
                                P.O. Box 7231
                          St. Louis, Missouri 63177
                            Attention: Secretary

The Company reserves the right to reject any subscriptions received after 5:00 p.m., Central Standard Time, on December 1, 2006.

                              PURPOSE OF ISSUE

         The Common Stock Purchase Plan affords active, full-time employees and qualified retirees of the Company and Commonwealth Controls Corporation an opportunity to purchase Common Stock under the policy formulated in 1929 when the Company became an employee-owned company through acquisition by its then employees of all its Common Stock from Western Electric Company, Incorporated.

         If fully subscribed, the net proceeds of this offering, after the deduction of estimated expenses, will be approximately $16,850,000. We intend to add the net proceeds to our working capital, in part to replenish amounts that have been used to repurchase Common Stock pursuant to our repurchase option. See "The Offering" and "Description of Common Stock -- Repurchase Option." From January 1, 2006 through July 31, 2006, the Company repurchased 165,517 shares (or Voting Trust Certificates representing them) for an aggregate purchase price of $3,310,340. Payments made for the Common Stock may also be applied to the repayment of short-term indebtedness incurred for working capital purposes and, to the extent not needed for that purpose, will be placed in our general funds or invested in short-term securities. We expect to continue to exercise our option to repurchase outstanding shares of Common Stock and Voting Trust Certificates and to use working capital to make these purchases.

         To the extent shares offered under the Plan are not purchased, the number of shares sold and the proceeds received by us will be reduced. To the extent subscribers elect to purchase shares on a monthly payment basis under the installment method, receipt of the proceeds by us will be deferred.

                                  DIVIDENDS

         We have paid cash dividends on our Common Stock every year since 1929. The following table sets forth the cash dividends per share of Common Stock declared during the periods indicated.

                                                                   Cash
                                                                 Dividends
                                                                 ---------

2004     First Quarter..........................................   $0.30
         Second Quarter.........................................    0.30
         Third Quarter..........................................    0.30
         Fourth Quarter.........................................    1.10

2005     First Quarter..........................................   $0.30
         Second Quarter.........................................    0.30
         Third Quarter..........................................    0.30
         Fourth Quarter.........................................    1.10

2006     First Quarter..........................................   $0.30
         Second Quarter.........................................    0.30

         On December 8, 2005, a five percent (5%) stock dividend was declared to shareholders of record as of January 3, 2006. Shares representing this dividend were issued on February 1, 2006.

                               CAPITALIZATION

         The following table sets forth our capitalization as of July 31, 2006 and as adjusted as of that date to reflect the sale of the Common Stock offered under the Common Stock Purchase Plan and our receipt of the net proceeds, assuming that all shares offered will be purchased. Because we are unable to estimate the number of shares that will be purchased under the installment method, the "As Adjusted" column assumes that no shares will be so purchased. It also assumes that the net proceeds will be applied initially to the repayment of short-term borrowings. A significant number of shares may be purchased under the installment method, in which event, the receipt of the proceeds will be deferred.

                                                                                         AS
                                                                       ACTUAL         ADJUSTED
                                                                       ------         --------
                                                                       (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
  Short-term borrowings (1)                                           $123,159        $106,309
  Current portion of long-term debt                                     32,130          32,130
LONG-TERM DEBT:
  7.49% note, unsecured, due in annual installments of
  $14,286 through 2011                                                 $57,142         $57,142
  Variable rate synthetic lease financing obligations,
  secured by facilities, due from July 2008 to December 2009            56,720          56,720
  6.59% note, unsecured, due in semiannual installments of
  $3,750 through April 2013                                             45,000          45,000
  7.36%  note, unsecured, maturing May 2011, installments
  of $3,095 due semiannually through 2010 with final
  payment of $3,094 due in 2011                                         24,761          24,761
  6.65% note, unsecured, due in annual installments of $3,636
  through 2013                                                          21,819          21,819
  Variable rate mortgages, secured by facilities, various
  maturities                                                             3,275           3,275
CAPITAL STOCK:
  Common Stock, $1 par value, $20 stated value - authorized
  15,000,000 shares; outstanding 5,865,153 shares, actual;
  outstanding 6,715,153, as adjusted (2)                              $117,303        $134,303
  Advance payments on subscriptions to common stock                        687             687
  Retained Earnings                                                    337,320         337,170
  Accumulated Other Comprehensive Income (Loss)                        (41,290)        (41,290)

------------------------
(1) The borrowings under short-term credit agreements consist of issuances of commercial paper and borrowings under bank lines of credit. We have a $150,000,000, 364-day Credit Agreement with a group of banks at an interest rate based on the London Interbank


                                   - 14 -


     Offered Rate (LIBOR) that currently expires in July 2007. There were no amounts outstanding under the Credit Agreement at July 31, 2006.


     The Company has a $215 million accounts receivable securitization program that will expire on October 13, 2009. The securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation (GCC), a wholly-owned, bankruptcy-remote, special-purpose subsidiary. GCC sells an undivided interest in the receivables to an unrelated multi-seller commercial paper conduit. The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the accounts receivable through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the accounts receivable and related debt are included in the Company's consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. Borrowings outstanding under the securitization program were $80,000 at July 31, 2006.


(2) Does not include 188,509 shares of Common Stock represented by Voting Trust Certificates and Common Stock certificates acquired and held in the Company's treasury. Approximately 95% of the shares of Common Stock outstanding are held under the Voting Trust Agreement.

                         DESCRIPTION OF COMMON STOCK

         Graybar's authorized capitalization consists of 10,000,000 shares of Delegated Authority Preferred Stock and 15,000,000 shares of Common Stock. The stated value of the Common Stock is $20.00 per share. As of June 30, 2006 there were 113 holders of Common Stock and 5,696 holders of Voting Trust Certificates for Common Stock. No preferred stock is outstanding.

DIVIDEND RIGHTS

         Dividends may be paid upon the Common Stock at the discretion of the Board of Directors.

VOTING RIGHTS

         Except as otherwise required by law, holders of Common Stock have the exclusive right to vote for the election of directors and for all other purposes. Approximately 95% of the issued and outstanding shares of Common Stock are held by the Voting Trustees under the Voting Trust Agreement. The powers of the Voting Trustees to exercise the voting powers of the Common Stock are described under the heading "Summary of Certain Provisions of the Voting Trust Agreement."

LIQUIDATION RIGHTS

         In the event of voluntary or involuntary dissolution, liquidation or winding-up of Graybar, after payment in full of the amounts required to be paid to any holders of preferred stock, the holders of Common Stock are entitled to share ratably in all remaining assets.

         In such event, if any preferred stock is outstanding, the holders would be entitled to receive the par value of the shares plus an amount equal to any dividends accrued thereon to the extent earned but unpaid to the date of payment.

MISCELLANEOUS

         The Common Stock has no conversion, preemptive or subscription rights and there are no sinking fund or redemption provisions applicable thereto. The outstanding Common Stock is, and the shares to be sold under the Common Stock Purchase Plan will be when issued in accordance with the Plan, validly issued, fully paid and non-assessable. Under the New York Business Corporation Law, the ten largest holders of Common Stock are liable under specified conditions for debts, wages or salaries due and not paid by us to any laborers, servants or employees, other than contractors, for services performed by them for us.

REPURCHASE OPTION

         The following is a brief summary of the provisions of our Restated Certificate of Incorporation that place restrictions and limitations on the holding and sale, transfer, pledge or other disposition of Common Stock. These provisions also apply to Voting Trust Certificates.

         No holder of Common Stock may sell, transfer or otherwise dispose of any shares without first offering Graybar the option to purchase those shares within 30 days after the offer for $20.00 per share, with appropriate adjustment for regular dividends, if any, declared and paid at the end of the quarter in which the offer is made.

         We also have the option to purchase for $20.00 per share, adjusted for dividends, the Common Stock of any shareholder who ceases to be an employee for any reason other than death or retirement on a pension (except a deferred pension) at any time after termination of employment until 30 days after the holder makes an offer to sell the Common Stock to us. In the event of the death of any shareholder, we have the option to purchase all or any part of his Common Stock from the estate for $20.00 per share, adjusted for dividends, at any time after the expiration of one year from the date of death until 30 days after the Common Stock has been offered to us. If the estate offers to sell the shares to us within the one-year period, our option terminates 30 days from the offer. In the past, we have always exercised these options and we expect to continue to do so.

         No shareholder may hypothecate or pledge Common Stock, except under an agreement of hypothecation or pledge containing provisions permitting us to exercise the repurchase options referred to above and to redeem the pledge of shares in the event of default upon payment of the lesser of the amount due on the pledge or the purchase price, with suitable provisions for redemption by the shareholder or payment of any balance to which the shareholder may be entitled. No shareholder may transfer or place any shares of Common Stock, or Voting Trust Certificates representing shares, into a trust, except that we will, under certain circumstances, permit a transfer or placement upon receipt of a written agreement from the trustees and the shareholder in form satisfactory to us providing that the shareholder retains the right to direct the action to be taken by the trustees on any matter submitted to a vote by holders of Common Stock or Voting Trust Certificates and permitting us to exercise the options referred to above and to redeem the shares, or Voting Trust Certificates representing shares, if any party other than the holder or the trustee shall claim or establish ownership of or interest in the shares, or Voting Trust Certificates representing shares, and requiring the trustees to comply with all provisions of our Restated Certificate of Incorporation relating to the sale, transfer or other disposition of shares.

             DESCRIPTION OF DELEGATED AUTHORITY PREFERRED STOCK

         The Restated Certificate of Incorporation authorizes 10,000,000 shares of a class of "Delegated Authority" Preferred Stock (the "Delegated Authority Preferred"). The term "Delegated Authority" refers to preferred stock, the creation and issuance of which has been authorized in advance by the shareholders and the terms, rights and limitations of which are determined by the Board of Directors of the Company upon issuance.

         The Board of Directors is empowered to authorize and issue shares of Delegated Authority Preferred from time to time in one or more series. Subject to the other provisions of the Company's Restated Certificate of Incorporation and any limitation prescribed by law, the Board of Directors is expressly authorized, at its discretion, to adopt resolutions to issue shares of Delegated Authority Preferred, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the designations, relative rights, preferences and limitations thereof, including in each case voting rights, dividend rights (and whether the dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights (including convertibility into Common Stock) and liquidation preferences of the shares constituting any series of the Delegated Authority Preferred, all without any further action or vote by the shareholders. The Board of Directors will be required to make any determination to issue shares of Delegated Authority Preferred based on its judgment at the time as to the best interests of the Company and its shareholders. The Executive Committee of the Board will have the authority to take any action the complete Board of Directors may take.

         The Company currently has no arrangements, understandings, agreements or commitments with respect to the issuance of any shares of Delegated Authority Preferred, and the Company may never issue any Delegated Authority Preferred.

         If the resolutions adopted by the Board of Directors at the time of issuance so provide, the holders of Delegated Authority Preferred may have voting rights and shares of Delegated Authority Preferred may not be subject to the provisions of the Restated Certificate of Incorporation providing that holders of Common Stock may not sell, transfer or otherwise dispose of shares without offering the Company the option to purchase them.

         The Delegated Authority Preferred is intended to provide the Company with increased flexibility in meeting future financial and operating requirements because it will be available for issuance from time to time for any proper corporate purpose with such features as determined by the Board of Directors or the Executive Committee of the Board at that time. Such purposes would include, if market conditions warrant, issuance of Delegated Authority Preferred for cash to obtain equity capital for use by the Company.

         It should be noted that any issuance of Delegated Authority Preferred with voting rights might, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and by increasing the number of votes required to approve a change in control of the Company. Also, shares of voting or convertible Preferred Stock, or rights to purchase such shares, could be issued to render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise. The ability of the Board of Directors to issue such additional shares of Delegated Authority Preferred, with the rights and preferences it deems advisable, could discourage an attempt by a party to acquire control of the Company by tender offer or other means. However, the creation of the Delegated Authority Preferred was not intended to be an anti-takeover measure and the Company is not aware of any third party plans to attempt to gain control of the Company.

         The actual effect of the issuance of shares of Delegated Authority Preferred upon the rights of holders of the Common Stock cannot be determined until the Board of Directors or the Executive Committee of the Board establishes the specific rights of the holders of such Delegated Authority Preferred. However, the effects might include, among other things, restricting priority of dividends on the Common Stock, diluting the voting power of the Common Stock, reducing the book value of the Common Stock, or impairing the liquidation rights of the Common Stock. Holders of Common Stock will not have preemptive rights with respect to the Delegated Authority Preferred.

                 INFORMATION CONCERNING THE VOTING TRUSTEES

         Approximately 95% of the issued and outstanding shares of Common Stock are held of record in the names of D. E. DeSousa, L. R. Giglio, T. S. Gurganous, R. D. Offenbacher and R. A. Reynolds, Jr., as Voting Trustees under the Voting Trust Agreement. As a result, the Voting Trustees share approximately 95% of the voting power with respect to election of directors and certain other matters requiring shareholder approval. Shares of Common Stock held of record by the Voting Trustees are held for the benefit of holders of Voting Trust Certificates issued by the Voting Trustees.

         The Voting Trust Agreement will terminate on March 31, 2007 unless sooner terminated as provided therein.

         The names, positions with the Company and business addresses of the Voting Trustees are as follows:

Name and Position                                                                   Business Address
-----------------                                                                   ----------------

R. A. Reynolds, Jr., Director and Chairman of the Board, President and Chief        34 North Meramec Avenue
Executive Officer.............................................................      St. Louis, MO  63105

D. E. DeSousa, Director and Senior Vice President-                                  34 North Meramec Avenue
Sales and Distribution........................................................      St. Louis, MO  63105


                                   - 18 -

                                                                                    34 North Meramec Avenue
L. R. Giglio, Director and Senior Vice President-Operations...................      St. Louis, MO  63105

                                                                                    34 North Meramec Avenue
T. S. Gurganous, Director and District Vice President.........................      St. Louis, MO  63105

R. D. Offenbacher, Director and Senior Vice President-                              34 North Meramec Avenue
Sales and Marketing...........................................................      St. Louis, MO  63105

         The sole occupation of each Voting Trustee is his employment with the Company. All communications to the Voting Trustees should be addressed to the Voting Trustees, c/o Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177.

         As of July 31, 2006, each of the Voting Trustees owned Voting Trust Certificates of record and beneficially as follows:

                                                        Amount     Percent of
Name                                                   Owned(a)    Class Owned
----                                                   --------    -----------
R. A. Reynolds, Jr..................................    12,675        .226
D. E. DeSousa.......................................     3,033        .054
L. R. Giglio........................................     5,924        .106
T. S. Gurganous.....................................     6,890        .123
R. D. Offenbacher...................................     8,402        .150

----------------
(a) The number of shares of Common Stock to which the Voting Trust Certificates relate.

         No person owns of record and beneficially shares of Common Stock or Voting Trust Certificates constituting more than 1% of the outstanding Common Stock.

         As of July 31, 2006, all officers and directors as a group owned beneficially, directly and indirectly, Voting Trust Certificates representing 77,423 shares of Common Stock (representing approximately 1% of the outstanding shares).

         We anticipate that each of the Voting Trustees will acquire a beneficial interest in all or a part of the Common Stock that he will be entitled to purchase under the Plan. The approximate number of shares that each of the Voting Trustees will be entitled to purchase is as follows:

Name                                                           Number of Shares
----                                                           ----------------

R. A. Reynolds, Jr...........................................        2,589
D. E. DeSousa................................................        1,236
L. R. Giglio.................................................        1,074
T. S. Gurganous..............................................          915
R. D. Offenbacher............................................        1,119


         SUMMARY OF CERTAIN PROVISIONS OF THE VOTING TRUST AGREEMENT

         The statements under this heading relating to the Voting Trust Agreement are summaries and may not contain all the information that may be important to you. Copies of the Voting Trust Agreement are on file at our principal executive office and with the SEC in Washington, D.C. See "Where You Can Find More Information." All section references are to the Voting Trust Agreement.

         General. The Voting Trust Agreement provides for the deposit into the Voting Trust of Common Stock or, if applicable, any voting stock of the Company or a successor corporation issued in respect of the Common Stock in connection with a recapitalization or reclassification of the Common Stock or the merger or consolidation of the Company into another corporation. Common Stock deposited in the Voting Trust may not be withdrawn by the beneficial owner before the expiration or termination of the Voting Trust Agreement. The Voting Trustees do not have any power to sell, transfer or dispose of shares deposited with them other than to return them to Participating Shareholders in accordance with the Voting Trust Agreement. (Section 6.02)

         A voting trust was originally established in 1928 as a security device in connection with the purchase of the wholesale supply business of Western Electric Company, Incorporated. The voting trust arrangement has been continued since its inception by the periodic adoption, as permitted by applicable law, of successive voting trust agreements by substantially all of the Company's shareholders. In connection with the adoption of each new voting trust agreement, management has recommended to shareholders that the voting trust arrangement be continued because it believed that the operation of the business had been successfully conducted under this arrangement and that it was in the Company's best interests.

         The Voting Trust Agreement will expire March 31, 2007 unless extended or sooner terminated. The Voting Trust Agreement may be terminated at any time by a majority of the Voting Trustees or by the holders of Voting Trust Certificates representing at least 75% of the Common Stock deposited. At any time within six months before the expiration of the Voting Trust Agreement, holders of Voting Trust Certificates may, by agreement in writing with the Voting Trustees and the Company, extend the duration of the Voting Trust Agreement for an additional period not exceeding ten years. Any extension will be binding only upon holders of Voting Trust Certificates who give their consent. (Section 6.04)

         The Voting Trust Agreement may be amended or modified at any time by a majority of the Voting Trustees, the Company and the holders of Voting Trust Certificates representing at least 75% of the number of shares of Common Stock deposited under the Voting Trust Agreement. Any amendment or modification could affect the rights of the then existing holders of Voting Trust Certificates. (Section 6.03)

         The Voting Trust Agreement is governed by the laws of New York. Under the New York Business Corporation Law, holders of Voting Trust Certificates are given the right to inspect our books and records under certain circumstances. We intend to furnish copies of our Annual Report to holders of Voting Trust Certificates. (Section 6.08)

         Voting Trustees. Voting Trustees must be active, full-time employees of the Company. Any Voting Trustee who for any cause, including retirement on a pension, ceases to be an active, full-time employee automatically ceases to be a Voting Trustee. Voting Trustees may at any time resign and may be removed by holders of Voting Trust Certificates representing at least 66 2/3% of the number of shares of Common Stock deposited under the Voting Trust Agreement. (Section 5.01)

         Vacancies in the office of Voting Trustee will be filled by a majority of the remaining Voting Trustees, unless there shall be less than three Voting Trustees in office, in which event the vacancies shall be filled by the Company's directors. No Voting Trustee who has been previously removed from office may be redesignated or elected a Voting Trustee without the approval of holders of Voting Trust Certificates representing at least 66 2/3% of the Common Stock deposited under the Voting Trust Agreement. (Section 5.01)

         The Voting Trust Agreement provides that the Voting Trustees shall exercise their best judgment in securing the election of suitable directors and in voting on or consenting to other matters. Voting Trustees may be, and may vote for themselves as, Company directors. No person is disqualified from acting as a Voting Trustee by reason of any personal interest in the Company and a Voting Trustee may deal with the Company as fully as if he were not an officer. The Voting Trustees may execute any of the trusts or powers or perform any of the duties under the Voting Trust Agreement either directly or by or through agents or attorneys appointed by them. Any action required or permitted to be taken by the Voting Trustees may be taken by vote or written consent of a majority of the Voting Trustees. (Sections 5.02 and 5.03)

         Voting Trustees and their agents and attorneys are not liable to holders of Voting Trust Certificates or the Company except for their individual willful misconduct. We have agreed to indemnify the Voting Trustees and their agents or attorneys for, and to hold them harmless against, any tax, loss, liability or expense incurred for any reason, except their own individual willful misconduct, arising out of or in connection with the acceptance or administration of the Voting Trust and the performance of their duties and obligations and the exercise of their rights and powers under the Voting Trust. The Voting Trustees have been informed that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy and is unenforceable. We have also agreed to pay reasonable expenses incurred by the Voting Trustees in connection with the performance of their duties and obligations under the Voting Trust Agreement.

         In consideration of the agreement of the Voting Trustees to serve in that capacity for the benefit of the holders of Voting Trust Certificates, the Voting Trust Agreement provides that, in the event the Company fails or is unable to provide indemnification or pay expenses, the holders of Voting Trust Certificates will do so. In that event, the responsibility for indemnification will be allocated among them ratably in proportion to the Common Stock represented by their Voting Trust Certificates. The obligations of the Company and the holders of Voting Trust Certificates are payable from any funds or other assets held by the Voting Trustees for their respective accounts. (Sections 5.03 and 5.04)

         No bond is to be posted by the Voting Trustees with respect to their performance under the Voting Trust Agreement.

         Voting. The Voting Trustees are entitled in their discretion and using their best judgment to vote on or consent to the election of directors and, except as described below, the ratification, approval or disapproval of any other action or proposed action. The Voting Trustees, each of whom is currently a Company director, are specifically authorized to vote for themselves as directors under the terms of the Voting Trust Agreement. The Voting Trustees may not, without the consent of the holders of Voting Trust Certificates representing at least 75% of the Common Stock then deposited under the Voting Trust Agreement, vote on or consent to the merger or consolidation of the Company into another corporation, the sale of all or substantially all of the Company's assets or our liquidation and dissolution. (Sections 4.02 and 5.02)

         Dividends. All dividends payable with respect to Common Stock deposited under the Voting Trust Agreement are payable to the Voting Trustees as the owners of record of these shares. The Voting Trustees will retain, under the terms of the Voting Trust Agreement, all shares of Common Stock received as a stock dividend. The Voting Trustees will deliver to each holder of a Voting Trust Certificate representing Common Stock on which a stock dividend has been paid an additional Voting Trust Certificate for the shares received as a dividend. The Voting Trustees will pay or cause to be paid to the holders of Voting Trust Certificates an amount equal to any cash dividends received and any distribution made to holders of Common Stock other than in cash or Common Stock or as a result of recapitalization or reclassification of the Common Stock or a reorganization of the Company. (Section 4.03)

         Subscription Offers and Employee Plans. Common Stock subscribed for on behalf of, or acquired by, a holder of a Voting Trust Certificate pursuant to a subscription offer or employee plan or otherwise must be deposited with the Voting Trustees and will be held by them under the terms of the Voting Trust Agreement. The Voting Trustees will deliver additional Voting Trust Certificates to the holders of Voting Trust Certificates on whose behalf Common Stock was so deposited. (Sections 4.04 and 4.05)

         Recapitalization or Reclassification of Common Stock. In the event of a recapitalization or reclassification of the Common Stock, the Voting Trustees will hold, under the terms of the Voting Trust Agreement, shares of voting stock issued in respect of Common Stock deposited under the Voting Trust Agreement. In this case, the existing Voting Trust Certificates may remain outstanding or the Voting Trustees may substitute new Voting Trust Certificates in appropriate form. (Section 4.06)

         Reorganization of the Company. Depending on the terms of any agreement under which the Company may be merged or consolidated into another corporation, the Voting Trustees either will hold, under the terms of the Voting Trust Agreement, any shares of voting stock of the successor corporation issued in respect of the Common Stock deposited under the Voting Trust Agreement (in which case the existing Voting Trust Certificates may remain outstanding or the Voting Trustees may substitute new Voting Trust Certificates in appropriate form), or will distribute those shares to the holders of Voting Trust Certificates based on the Common Stock represented by their Voting Trust Certificates. In any event, any other consideration received as a result of a reorganization will be distributed ratably to the holders of Voting Trust Certificates. (Section 4.08)

         Dissolution of the Company. In the event of the dissolution and liquidation of the Company, the Voting Trustees will distribute any money, securities, rights or property received by them as the record owners of Common Stock ratably to the holders of Voting Trust Certificates. (Section 4.07)

         Restrictions on Transfer, and Right of the Company to Repurchase Voting Trust Certificates Under Certain Circumstances. The Voting Trust Agreement provides that Voting Trust Certificates issued under the Voting Trust Agreement are held by each holder under the same terms and conditions upon which Common Stock is held under the provisions of our Certificate of Incorporation. It further provides that the Voting Trustees do not need to recognize any claim of a holder of a Voting Trust Certificate who has obtained such certificate in contravention of any of the provisions of our Certificate of Incorporation in effect at the time. See "Description of Common Stock -- Repurchase Option." (Sections 3.01 and 4.09)

                                LEGAL MATTERS

         Matters of New York law relating to the validity of the Common Stock and the Voting Trust Certificates will be passed upon by Winston & Strawn LLP, 200 Park Avenue, New York, New York 10166, counsel for the Company and the Voting Trustees.

                                   EXPERTS

         The consolidated financial statements of Graybar Electric Company, Inc. incorporated by reference in Graybar Electric Company, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein, and included and incorporated herein by reference. Such consolidated financial statements are included and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                     WHERE YOU CAN FIND MORE INFORMATION


         Graybar and the Voting Trust file reports and other information with the SEC. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room. The SEC also maintains a website that contains such reports and other information about registrants, including Graybar and the Voting Trust, who file electronically with the SEC. The address of that site is http://www.sec.gov. The reports and other information filed by Graybar and the Voting Trust can also be accessed at Graybar's website, http://www.graybar.com, under the "Graybar SEC Filings" section and the "Voting Trust SEC Filings" section, respectively, of the "About Us" page.


                         INCORPORATION BY REFERENCE


         The SEC allows Graybar and the Voting Trust to "incorporate by reference" information into this Prospectus. This means that important information can be disclosed to you by referring you to another document that was previously filed with the SEC. The information incorporated by reference is considered to be a part of this Prospectus, except for any information that is superseded or updated by information that is included directly in this Prospectus.

         This Prospectus incorporates by reference the documents listed below that Graybar has previously filed with the SEC. They contain important information about the Company and its financial condition.


         SEC FILING                                PERIOD
         ----------                                ------

         Annual Report on Form 10-K                Filed March 23, 2006

         Quarterly Report on Form 10-Q             Filed May 11, 2006

         Quarterly Report on Form 10-Q             Filed August 11, 2006

         Information Statement                     Filed April 28, 2006

         Current Report on Form 8-K                Filed May 2, 2006

         Current Report on Form 8-K                Filed July 24, 2006

         Current Report on Form 8-K                Filed August 18, 2006


         Current Report on Form 8-K                Filed September 19, 2006

         Current Report on Form 8-K                Filed October 18, 2006


         The Annual Report on Form 10-K filed with the SEC by the Voting Trustees on March 28, 2006 is also incorporated by reference.


         You may obtain any of the documents incorporated by reference in this Prospectus through the Company or from the SEC through the SEC's website at the address provided above. Documents incorporated by reference from the SEC filings of the Company and the Voting Trust are available on Graybar's website at www.graybar.com as more fully set forth above under "Where You Can Find More Information" or in hard copy, upon written or oral request, from the Company, without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents. Requests for hard copies should be directed to Thomas F. Dowd, Esq., Senior Vice President, Secretary and General Counsel,

Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177, telephone number (314) 573-9200 and e-mail address thomas.dowd@gbe.com.

                                                                    EXHIBIT A

                    THREE-YEAR COMMON STOCK PURCHASE PLAN
                          DATED AS OF JUNE 10, 2004
            RELATING TO UP TO 2,000,000 SHARES OF COMMON STOCK OF
                       GRAYBAR ELECTRIC COMPANY, INC.
                        (AS AMENDED ON JUNE 8, 2006)

                         ---------------------------


1. GENERAL; EMPLOYEES ENTITLED TO SUBSCRIBE.

         1.1 This Plan provides for offerings in each of the years 2004, 2005 and 2006 (each, an "Applicable Year") to eligible employees, including officers, of Graybar Electric Company, Inc. (the "Company"), and its wholly owned subsidiary, Commonwealth Controls Corporation, and, in order to effect a transition, retirees who were active, full-time employees of the Company or Commonwealth Controls Corporation on March 31, 2004, of the right to subscribe for shares of the Company's Common Stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), at a price of $20.00 per share. The aggregate number of shares of Common Stock to be offered in each year and the terms of such offering shall be determined by the Board of Directors. The maximum number of shares of Common Stock that may be issued pursuant to this Plan is 2,000,000. This Plan shall remain in effect until January 31, 2007 unless terminated prior thereto by the Board of Directors of the Company, and thereafter insofar as the provisions relate to shares of Common Stock subscribed for under the Payroll Deduction Method as described in Section 4.2.

         1.2 Each person who on September 30 of the year in which an offering is conducted (the "Applicable Year") is (a) an active, full-time employee of the Company or Commonwealth Controls Corporation continuously employed by the Company or Commonwealth Controls Corporation since March 31 of the Applicable Year, (b) a person who on March 31 of the Applicable Year is an active, full-time employee of the Company or Commonwealth Controls Corporation and who retires on a pension (except a deferred pension) after March 31 and prior to October 1 of the Applicable Year, or (c) a person who on March 31, 2004 was an active, full-time employee of the Company or Commonwealth Controls Corporation and who retired prior to October 1 of the Applicable Year on a pension (other than a deferred pension) (a "Qualified Retiree") will be entitled to subscribe at the price of $20.00 per share for the number of shares of the Company's Common Stock determined pursuant to
Section 3. Such persons are sometimes referred to as "eligible participants" or "Qualified Retirees" and after completing a Subscription Agreement are referred to as "subscribers"; provided, however, that the term "eligible participants" shall not be deemed to include in any Applicable Year: any person (a) who receives a pension (unless he or she is an active, full-time employee on March 31, 2004 or March 31 of a subsequent Applicable Year and retired on a pension (except a deferred pension) after said March 31 and prior to October 1 of the Applicable Year), (b) who is employed solely on a contract basis or who by written agreement has released all stock subscription rights, or (c) who is included in a collective bargaining unit represented by a labor organization where the agreement between the Company and the labor organization excludes such person from subscribing for Common Stock of the Company.

2. PERIOD FOR AND METHOD OF MAKING SUBSCRIPTION.

         Any eligible participant desiring to subscribe for shares of Common Stock offered for sale under this Plan shall either complete and submit a Subscription Agreement on-line in the manner set forth at www.planenrollments.com/gbe or complete and sign a Subscription Agreement substantially in the form set forth herein, or otherwise approved by the Board of Directors for such purpose for an offering to be made in an Applicable Year, and file it, on or before the date specified for each Applicable Year, with the Secretary at the executive offices of the Company, 34 North Meramec Avenue, Clayton, Missouri 63105. No subscription shall be effective and binding unless and until accepted by the Company at its executive offices. No subscription will be accepted after the close of business on the date specified in the applicable Subscription Agreement.

3. DETERMINATION OF NUMBER OF SHARES FOR WHICH AN ELIGIBLE PARTICIPANT IS ENTITLED TO SUBSCRIBE.

         The maximum number of shares for which an eligible participant may subscribe shall be determined as hereinafter provided.

         3.1. The Subscription Right of each eligible participant, subject to increase as provided in Section 3.2 and reduction as provided in
     Section 3.3, shall be one (1) share for each $1,000.00 of his or her annual salary rate in effect on March 31 of the Applicable Year (or March 31 of the year of retirement in the case of a Qualified Retiree) (or such other dollar amount or other ratio as may hereafter be established with respect to an offering of shares for an Applicable Year by the Board of Directors). Fractional shares resulting from this computation shall be disregarded.

         3.2. The number of shares determined in accordance with Section
     3.1 shall, in the case of eligible participants who on March 31 of the Applicable Year (or March 31 of the year of retirement in the case of a Qualified Retiree) were in the salary classifications listed below, be multiplied as follows (or using such other multiple as hereafter may be established with respect to an offering of shares by the Board of Directors):

         3.2.1. Eligible Company participants in Executive classifications EX 1 through EX 5 -- 3.00 times;

         3.2.2. Eligible Company participants in Grades 17 through 20 and Band M1 -- 2.50 times;

         3.2.3. Eligible Company participants in Grades 15 and 16 and Band M2 -- 2.25 times;

         3.2.4.   Eligible Company participants in Grades P and Q -- 1.90 times;

         3.2.5.   Eligible Company participants in Grades N and O -- 1.85 times;

         3.2.6. Eligible Company participants in Grade 14 or below who are covered either by the Management Incentive Plan or the Sales Incentive Plan and Band M3 -- 1.75 times;

         3.2.7. Eligible Company participants in Grades J, K, L and M -- 1.50 times;

         3.2.8.   All other eligible Company participants -- 1.25 times; and

         3.2.9. Eligible participants who are employees of Commonwealth Controls Corporation -- As determined by the Board of Directors for each participant using the closest comparable salary classification then in effect at Commonwealth Controls Corporation.

Fractional shares resulting from the above computations shall be disregarded.

         3.3 In the unlikely event the aggregate number of shares subscribed for by all eligible participants in an offering for an Applicable Year were to exceed the number of shares that the Board of Directors determines shall be offered in such Applicable Year, the number of shares which each eligible participant would be entitled to purchase shall be reduced to a number determined by multiplying the number of shares for which such eligible participant has subscribed (but in no event more than the number to which such employee is entitled to subscribe under this Section) by a fraction, the numerator of which is the number of shares being offered and the denominator of which is the aggregate number of shares subscribed for by all eligible participants. Fractional shares resulting from such computation shall be disregarded.

4. PAYMENTS FOR ISSUANCE OF STOCK.

         Payments for shares subscribed for may be made pursuant to either or both of the following methods (or such other method as hereafter may be established by the Board of Directors with respect to any offering):

         4.1. Full Payment: Payment in full for shares subscribed for on or before the date in January of the year following the Applicable Year set by the Board of Directors, in which case the shares paid for will be issued as of that date.

         4.2. Payroll Deduction: Payments in equal installments made at each of the regular pay dates commencing with the second pay date in January of the year following the Applicable Year and ending with the last pay date in November of that year. The Company shall issue no later than the tenth day of March, June and September and the fifteenth day of December of the Applicable Year a share certificate to the Voting Trustees or Non-Participating Shareholders (as such terms are defined in Section 5.2), whichever is appropriate, for such number of full shares of Common Stock as have been fully paid for prior to such issue date.

         4.2.1. Payments shall be made, in the case of a subscriber on the Company's or Commonwealth Controls Corporation's payroll, through payroll deductions authorized by the subscriber and, in the case of a subscriber who is no longer on the Company's or Commonwealth Controls Corporation's payroll but whose subscription has not been cancelled in accordance with Section 5.4, through monthly payments made directly by such person to the Treasurer of the Company on or before the last day of each month. Except as provided in Section 5.4, subscriptions made under the Payroll Deduction option and the obligations of subscribers to make full payment for all shares subscribed for (including any authorization to the Company or Commonwealth Controls Corporation to make payroll deductions) shall be irrevocable.

         4.2.2. No interest shall be paid on amounts deducted from a participant's salary or paid directly to the Treasurer.

         4.2.3. A subscriber, at his or her option exercised at any time except during the first ten days of March, June or September, may pay the balance due on all or any portion of the number of shares subscribed for, and upon such payment a share certificate shall be issued evidencing ownership of the number of shares for which payment is so made.

5. CONDITIONS OF SUBSCRIPTION.

         Each subscription for shares of Common Stock hereunder is expressly subject to, among other things, the following terms, and every subscriber shall agree to all of them by completing a Subscription Agreement:

5.1. Right to receive stock not transferable.

         No subscriber may sell, pledge or in any manner alienate or suffer to be alienated his or her right to purchase Common Stock under the Plan, including the right to receive Voting Trust Certificates or stock certificates representing shares of Common Stock. A violation of this provision shall constitute a withdrawal by the subscriber from his or her Subscription Agreement, in which event the only right of the subscriber or his or her assignee shall be to have the Company return to the person entitled thereto the total amount paid under said Subscription Agreement. Such return shall operate as a cancellation and satisfaction of all rights under the Subscription Agreement.

5.2. Issuance of stock certificates and Voting Trust Certificates.

         A stock certificate or certificates representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are or who, upon completing a Subscription Agreement, become parties to the Voting Trust Agreement (the "Voting Trust Agreement") dated as of April 1, 1997, relating to shares of Common Stock of the Company, shall be issued to, and deposited by the Company with, the Voting Trustees thereunder (the "Voting Trustees") in accordance with the provisions of Section 4.05 of the Voting Trust Agreement. The Voting Trustees will issue Voting Trust Certificates to such subscribers representing the number of shares subscribed for and purchased by them and deposited in the Voting Trust. Stock certificates representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are shareholders prior to such subscription and who are not parties to the Voting Trust Agreement ("Non-Participating Shareholders") shall be issued and delivered directly to such subscribers.

5.3. Subscribers bound by provisions in Restated Certificate of Incorporation, as amended.

         All shares of Common Stock subscribed for shall be issued and held subject to all the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation, as amended, of the Company, which provides, among other things, that the Company has the option to repurchase outstanding shares of Common Stock at the price at which such shares were issued, with appropriate adjustment for current dividends, in the event any shareholder shall desire to sell, transfer or otherwise dispose of any of his or her shares, or in the event of his or her death (in which case the option is exercisable beginning one year after the date of death) or in the event of termination of his or her employment other than by retirement on a pension. Eligibility for or entitlement to a deferred pension under the Graybar Electric Company, Inc. Pension Plan does not constitute a retirement on a pension for purposes of this Section 5.3 or for purposes of the Restated Certificate of Incorporation. The Voting Trust Certificates issued and to be issued under the Voting Trust Agreement provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions upon which shares of Common Stock are issued and held. Each subscriber, by completing a Subscription Agreement, specifically agrees to be bound by all provisions of this Section 5.3 and agrees that all stock certificates or Voting Trust Certificates owned by such subscriber shall be subject to such provisions.

5.4. Cancellation of subscription on termination of employment.

         In the event of the death of a subscriber or the termination of his or her employment other than by retirement on a pension (except a deferred pension) or the subscriber receives a "hardship" withdrawal from Account K under the Company's Profit Sharing Plan before any or all of the shares of Common Stock subscribed for are issued, his or her subscription shall be cancelled as to shares not then issued, and the subscriber or the subscriber's estate shall be entitled to receive the total amount of the purchase price, if any, then held by the Company for unissued shares under this Plan, without interest. Payment of such amount by the Company shall operate as a cancellation and satisfaction of all rights under his or her Subscription Agreement. Refund of any balance due employees who terminate service or make a hardship withdrawal shall be made in the quarter following termination. Eligibility for or entitlement to a deferred pension under the Graybar Electric Company, Inc. Pension Plan does not constitute a retirement on a pension for purposes of this Section 5.4.

5.5. Interpretation and implementation; amendment.

         The determination of the Board of Directors of the Company upon any question concerning the application or interpretation of any of the provisions of this Plan or of the Subscription Agreement or any offering conducted under this Plan shall be final, and no director shall incur any liability or obligation by reason of any error of fact or of law or of any matter or thing done or suffered or omitted to be done in connection with any such determination or interpretation or otherwise, except any attributable to that director's own willful misconduct. This Plan may be amended, in whole or in part, by the Board of Directors, provided, however that, any amendment to Section 1 or Section 6 shall require the consent of the Shareholders of the Company. The Executive Committee of the Board of Directors shall have the power to exercise all authority granted to the Board of Directors by the Plan and to take any action the Board of Directors may take under or with respect to the Plan.

6. CERTAIN CORPORATE ACTION NOT TO BE TAKEN WITHOUT NOTICE.

         The Company will not take any action that would result in a distribution to its shareholders of shares of Common Stock or other assets (except the payment of cash dividends on shares of Common Stock or the issuance of shares of Common Stock pursuant to installment payments made under Section 4.2) without first giving notice of such proposed action to all subscribers who elected the Payroll Deduction Method and have not then paid their subscriptions in full and granting such subscribers an opportunity within such time (not to be less than 20 days) and in such manner as the Board of Directors may determine to be reasonable, to complete their payments on all shares subscribed for by them and thereby to become shareholders entitled to the benefit of and subject to such action.

7. RIGHT OF THE COMPANY TO ISSUE AND SELL ADDITIONAL SHARES OF COMMON STOCK.

         Nothing in this Plan shall be construed to limit or restrict in any way the right of the Company from time to time hereafter to sell any of the shares offered pursuant to this Plan and not issued pursuant to subscriptions made hereunder or any shares that may now or hereafter be authorized or may now or hereafter be reacquired by the Company upon exercise of the repurchase option described in Section 5.3 or otherwise.

         Set forth below is the form of the Subscription Agreement approved for use in connection with the Plan:

                           SUBSCRIPTION AGREEMENT

         1. I hereby subscribe to purchase ______ shares of Common Stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), of Graybar Electric Company, Inc., a New York corporation (the "Company"), under and pursuant to the terms and conditions stated below and of the Three-Year Common Stock Purchase Plan, dated as of June 10, 2004 and amended as of June 8, 2006, of the Company (the "Plan"). I agree to pay $20.00 for each such share using only one of the following options:


                                                                                    NUMBER OF SHARES
                                                                                    ----------------

Full Payment   Payment in full on or before January 11, 2007. In the event that I do not make payment in full by the date indicated above,
               I hereby authorize the Company to convert my subscription to
               the Payroll Deduction option described below.                       ____________________

Payroll        Payment in twenty-three (23) equal installments payable by
Deduction      payroll deduction at each regular payroll date commencing on
               January 19, 2007. Upon acceptance of this subscription, (i) I direct that, during such time as I shall be on the Company's or Commonwealth Controls Corporation's payroll, I hereby
               authorize periodic payroll deductions to be made from my
               salary in accordance with this Agreement and the Plan and
               applied to the purchase price of the shares subscribed for until such shares are fully paid for or until my subscription is cancelled in accordance with Section 5.4 of the Plan; and
               (ii) I promise that during such time as I shall no longer be on the Company's or Commonwealth Controls Corporation's
               payroll I will make monthly payments directly to the
               Treasurer of the Company in accordance with the Plan, to be applied to the purchase price of the shares subscribed for by me, until such shares are fully paid for or until my
               subscription is cancelled in accordance with Section 5.4 of
               the Plan.                                                           ____________________


         2. I understand that the number of shares I hereby subscribe for may be reduced as provided in Section 3.3 of the Plan.

         3. If I am a party to the Voting Trust Agreement dated as of April 1, 1997 (the "Voting Trust Agreement") relating to shares of Common Stock of the Company, or if I become a party to the Voting Trust Agreement pursuant to Section 4 of this Subscription Agreement, I agree and direct that certificates for the shares of Common Stock purchased by me pursuant hereto, when issuable pursuant to the Plan, be issued to and deposited with the Voting Trustees under the Voting Trust Agreement who will issue Voting Trust Certificates in my name for the certificates so deposited. I understand that whether the shares of Common Stock subscribed for in this offering are represented by stock certificates or voting trust certificates (or are held in uncertificated form evidenced by book-entry systems maintained by the Company and the Voting Trustees, respectively) after the termination of the Voting Trust Agreement will depend on whether I elect to participate in the new ten-year voting trust that is to be established on similar terms prior to such termination.

         4. This Section 4 does not apply to subscribers who prior to signing this Agreement are already parties to the Voting Trust Agreement or to subscribers who prior to signing this Agreement are already shareholders of record of Common Stock and are not parties to the Voting Trust Agreement.

         (a) I hereby represent and warrant that I have received a copy of the Voting Trust Agreement, that I am familiar with its terms and provisions and that I desire to become a party to the Voting Trust Agreement and be bound thereby.

         (b) I hereby authorize M. J. Beagen or K. M. Higgins as my attorney-in-fact, both with full power of substitution, to execute and deliver the Voting Trust Agreement on my behalf.

         (c) I recognize that this power of attorney constitutes an election to participate in the Voting Trust Agreement, which is given in consideration of a similar election made by other employees of the Company or Commonwealth Controls Corporation and is therefore irrevocable.

         5. I have read the Plan and, for the considerations stated therein and for the privilege of subscribing for such shares of Common Stock, I agree to be bound by all of the provisions of the Plan, including without limitation all the terms set forth in Section 5 of the Plan.

         6. I request and direct that any Voting Trust Certificates or stock certificates issued in my name pursuant to this subscription be registered in the same name as Voting Trust Certificates or stock certificates previously issued to me or, if I am not currently a holder of Voting Trust Certificates or stock certificates, in my name as shown on the payroll records of the Company or Commonwealth Controls Corporation.


                                       ------------------------------------
                                             Signature of Subscriber

                                       Dated:                        , 2006
                                             ------------------------

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.
         -------------------------------------------

Securities and Exchange Commission registration fee...............  $  1,819
Printing fees and communication expenses..........................    35,000*
Legal fees and expenses...........................................    65,000*
Blue Sky fees and expenses........................................    25,000
Accounting fees and expenses......................................    15,000*
Miscellaneous.....................................................     8,181*
                                                                    --------
                                                                    $150,000*

-----------------
* Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 721 through 726 of the New York Business Corporation Law provide as follows:

         Section 721. NONEXCLUSIVITY OF STATUTORY PROVISIONS FOR
INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

         Section 722. AUTHORIZATION FOR INDEMNIFICATION OF DIRECTORS AND
OFFICERS.

         (a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

         (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

         (c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

         (d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

         Section 723. PAYMENT OF INDEMNIFICATION OTHER THAN BY COURT AWARD.

         (a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

         (b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

                  (1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

                  (2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

                           (A) By the board upon the opinion in writing of
                  independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or

                           (B) By the shareholders upon a finding that the
                  director or officer has met the applicable standard of conduct set forth in such sections.

         (c) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

         Section 724. INDEMNIFICATION OF DIRECTORS AND OFFICERS BY A COURT.

         (a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers), and paragraph (a) of section
723. Application therefor may be made, in every case, either:

                  (1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

                  (2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

         (b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

         (c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

         Section 725. OTHER PROVISIONS AFFECTING INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

         (b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

                  (1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

                  (2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

                  (3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

         (c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

         (d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

         (e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

         (f) The provisions of this article relating to indemnification of directors and officers and insurance therefor shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

          Section 726 INSURANCE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

                  (1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

                  (2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

                  (3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

         (b) No insurance under paragraph (a) may provide for any payment other than cost of defense, to or on behalf of any director or officer:

                  (1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

                  (2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

         (c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

         (d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

         (e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

Article VIII of the Company's By-Laws provides:

         To the full extent authorized by law, the corporation shall and hereby does indemnify any person who shall at any time be made, or threatened to be made, a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or his intestate is or was a director or officer of the corporation or served another corporation in any capacity at the request of the corporation.

Section 5.03(c) of the Voting Trust Agreement provides:

         The Corporation covenants and agrees, and in the event the Corporation shall not do so for any reason whatsoever the Participating Shareholders in consideration of the Voting Trustees having agreed to serve in that capacity for the benefit of the Participating Shareholders covenant and agree ratably in accordance with the number of shares of Common Stock represented by their respective Voting Trust Certificates, to indemnify each Voting Trustee and each agent or attorney of the Voting Trustees (including, without limitation, Agents, transfer agents and registrars) for, and to hold him harmless against, any tax, loss, liability or expense incurred for any reason other than his own individual willful misconduct, arising out of or in connection with the acceptance or administration of the 1997 Voting Trust, and the performance of his duties and obligations hereunder and the exercise of his rights and powers hereunder, including the costs and expenses of defending himself against any claim of liability. The obligations under this Section 5.03(c) of the Corporation and the Participating Shareholders to indemnify the Voting Trustees and each agent or attorney of the Voting Trustees (including, without limitation, Agents, transfer agents and registrars) shall be payable from any funds or other assets held by the Voting Trustees hereunder for the account of the Corporation or the Participating Shareholders as the case may be.

         Effective December 1, 2005, the Company renewed the insurance covering directors and officers along with the fiduciary liability that covers certain other employees, against liabilities imposed on them as a result of their employment with the Company. This insurance is covered by Federal Insurance Company (a member of the Chubb Group) and St. Paul Insurance Company for a total premium of $234,606 through November 30, 2006.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

         None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

4.       Instruments defining the rights of security holders, including
         --------------------------------------------------------------
indentures:
----------

         (i) Restated Certificate of Incorporation, as amended, filed as
Exhibit 4(i) to the Company's Registration Statement on Form S-1
(Registration No. 333-15761) and incorporated herein by reference.

         (ii) Certificate of Amendment of Certificate of Incorporation, filed as Exhibit 4(ii) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference.

         (iii) Voting Trust Agreement dated as of April 1, 1997, attached as Annex A to the Prospectus, dated January 8, 1997, constituting a part of the Company's Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

         The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

5.       Opinion re legality
         -------------------


         Opinion of Winston & Strawn LLP, previously filed as an exhibit to this registration statement.


10.      Material Contracts
         ------------------

         (i) Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 0-255), as amended by the Amendment effective January 1, 1974, filed as Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.

         (ii) Form of Deferral Agreement entered into between the Company and certain employees, filed as Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

         (iii) Form of Supplemental Benefit Plan covering certain employees, filed as Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

         (iv) Receivables Sale Agreement, dated June 30, 2000, between Graybar Electric Company, Inc. and Graybar Commerce Corporation filed as
Exhibit 10.1 to the Company's

Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference.

         (v) Receivables Purchase Agreement, dated June 30, 2000, among Graybar Commerce Corporation, as Seller, Graybar Electric Company, Inc., as Servicer, Falcon Asset Securitization Corporation and Bank One, NA, as Agent, and other financial institutions named therein; Amendments to Receivables Purchase Agreement dated January 1, 2001, June 22, 2001, August 29, 2001, October 26, 2001, December 31, 2001, October 23, 2002, and
December 23, 2002, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference; Amendment to Receivables Purchase Agreement, dated October 22, 2003, filed as an exhibit 10(v) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference; Amendment to Receivables Purchase Agreement, dated September 26, 2005, filed as an exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

         (vi) 364-Day Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent, and other banks named therein, filed as an exhibit 10(vi) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference.

         (vii) First Amendment, dated July 21, 2005, to Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent and other banks named therein, filed as exhibit 10(vii) of the Company's Registration Statement on Form S-2 (Registration No. 333-127929) and incorporated herein by reference.

         (viii) Second Amendment, dated July 20, 2006, to Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent, and other banks named therein, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2006 (Commission File No. 0-255) and incorporated herein by reference.


         (ix) Amendment, dated August 15, 2006, to the Receivables Purchase Agreement referred to in (v) above, previously filed as an exhibit to this registration statement.

         (x) Amendment, dated August 15, 2006, to the Receivables Sale Agreement referred to in (iv) above, previously filed as an exhibit to this registration statement.

         (xi) Amendment, dated July 12, 2000, to Receivables Purchase Agreement referred to in (v) above.

         (xii) Amendment, dated October 13, 2006, to the Receivables Purchase Agreement referred to in (v) above.

         (xiii) Amendment, dated October 13, 2006, to the Receivables Sale Agreement referred to in (iv) above.

--------------------
*Compensation arrangement.

23.      Consents
         --------

         (a) Consent of Ernst & Young LLP.


         (b) Consent of Winston & Strawn LLP (contained in the opinion previously filed as Exhibit 5 to this registration statement and incorporated herein by reference).


24.      Powers of attorney
         ------------------


         Powers of attorney of certain directors and officers of the Company, previously filed as part of this registration statement.


ITEM 17. UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company or the Voting Trustees pursuant to the foregoing provisions, or otherwise, the Company and the Voting Trustees have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company or the Voting Trustees of expenses incurred or paid by a director, officer or controlling person of the Company or the Voting Trustees in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company or the Voting Trustees will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on the 23rd day of October 2006.


                                       GRAYBAR ELECTRIC COMPANY, INC.



                                       By:      /s/ T. F. Dowd
                                          ----------------------------------
                                          T. F. Dowd, Senior Vice President,
                                          General Counsel and Secretary

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on October 23, 2006.

           Signature                                Title
           ---------                                -----

/s/R. A. Reynolds, Jr.*              Director and Chairman of the Board and
---------------------------------    President (Principal Executive Officer)
(R. A. Reynolds, Jr.)

/s/D. B. D'Alessandro*               Director, Senior Vice President (Principal
---------------------------------    Financial Officer)
(D. B. D'Alessandro)

/s/Martin J. Beagen*                 Vice President and Controller (Principal
---------------------------------    Accounting Officer)
(Martin J. Beagen)



                                 DIRECTORS:


/s/R. A. Cole*
---------------------------------    ---------------------------------
(R. A. Cole)                         (R. C. Lyons)

/s/D. E. DeSousa*                    /s/K. M. Mazzarella*
---------------------------------    ---------------------------------
(D. E. DeSousa)                      (K. M. Mazzarella)

/s/T. F. Dowd*
---------------------------------    ---------------------------------
(T. F. Dowd)                         (R. L. Nowak)

/s/L. R. Giglio*                     /s/ R. D. Offenbacher*
---------------------------------    ---------------------------------
(L. R. Giglio)                       (R. D. Offenbacher)

/s/T. S. Gurganous*                  /s/K. B. Sparks*
---------------------------------    ---------------------------------
(T. S. Gurganous)                    (K. B. Sparks)

/s/F. H. Hughes*
---------------------------------
(F. H. Hughes)

*T. F. Dowd, pursuant to a Power of Attorney executed by each of the officers and directors indicated as signing above and filed with the Securities and Exchange Commission, by signing his name hereto does hereby sign and execute this Amendment No. 2 to the Registration Statement on behalf of each of the persons indicated as signing above, in the capacities indicated, and does hereby sign and execute this Amendment No. 2 to the Registration Statement on his own behalf in the capacity of Director.

                                      /s/T. F. Dowd
                                      -----------------------------
                                      T. F. Dowd

                                 SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons, as Voting Trustees, on October 23, 2006.



                                      Signatures
                                      ----------

                                      /s/R. A. Reynolds, Jr.
                                      ------------------------------
                                      (R. A. Reynolds, Jr.)

                                      /s/D. E. DeSousa
                                      ------------------------------
                                      (D. E. DeSousa)

                                      /s/L. R. Giglio
                                      ------------------------------
                                      (L. R. Giglio)

                                      /s/T. S. Gurganous
                                      ------------------------------
                                      (T. S. Gurganous)

                                      /s/R. D. Offenbacher
                                      ------------------------------
                                      (R. D. Offenbacher)

                              INDEX TO EXHIBITS

                                  EXHIBITS
                                  --------

4. Instruments defining the rights of security holders, including indentures

         (i) Restated Certificate of Incorporation, as amended, filed as
Exhibit 4(i) to the Company's Registration Statement on Form S-1
(Registration No. 333-15761) and incorporated herein by reference.

         (ii) Certificate of Amendment of Certificate of Incorporation, , filed as Exhibit 4(ii) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference.

         (iii) Voting Trust Agreement dated as of April 1, 1997, attached as Annex A to the Prospectus, dated January 8, 1997, constituting a part of the Company's Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

5.       Opinion re legality


         Opinion of Winston & Strawn LLP, previously filed as an exhibit to this registration statement.


10.      Material Contracts

         (i) Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 0-255), as amended by the Amendment effective January 1, 1974, filed as Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.

         (ii) Form of Deferral Agreement entered into between the Company and certain employees, filed as Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

         (iii) Form of Supplemental Benefit Plan covering certain employees, filed as Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

         (iv) Receivables Sale Agreement, dated June 30, 2000, between Graybar Electric Company, Inc. and Graybar Commerce Corporation filed as
Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference.

         (v) Receivables Purchase Agreement, dated June 30, 2000, among Graybar Commerce Corporation, as Seller, Graybar Electric Company, Inc., as Servicer, Falcon Asset

Securitization Corporation and Bank One, NA, as Agent, and other financial institutions named therein; Amendments to Receivables Purchase Agreement dated January 1, 2001, June 22, 2001, August 29, 2001, October 26, 2001, December 31, 2001, October 23, 2002, and December 23, 2002, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference; Amendment to Receivables Purchase Agreement dated October 22, 2003, filed as an exhibit 10(v) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference; Amendment to Receivables Purchase Agreement, dated September 26, 2005, filed as an exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

         (vi) 364-Day Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent, and other banks named therein, filed as an exhibit 10(vi) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference.

         (vii) First Amendment, dated July 21, 2005, to Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent and other banks named therein, filed as exhibit 10 (vii) of the Company's Registration Statement on Form S-2 (Registration No. 333-127929) and incorporated herein by reference.

         (viii) Second Amendment, dated July 20, 2006, to Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent, and other banks named therein, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2006 (Commission File No. 0-255) and incorporated herein by reference.


         (ix) Amendment, dated August 15, 2006, to the Receivables Purchase Agreement referred to in (v) above, previously filed as an exhibit to this registration statement.

         (x) Amendment, dated August 15, 2006, to the Receivables Sale Agreement referred to in (iv) above, previously filed as an exhibit to this registration statement.

         (xi) Amendment, dated July 12, 2000, to Receivables Purchase Agreement referred to in (v) above.

         (xii) Amendment, dated October 13, 2006, to the Receivables Purchase Agreement referred to in (v) above.

         (xiii) Amendment, dated October 13, 2006, to the Receivables Sale Agreement referred to in (iv) above.


*Compensation arrangement

23.      Consents

         (a) Consent of Ernst & Young LLP

         (b) Consent of Winston & Strawn LLP, (contained in the opinion previously filed as Exhibit 5 to this registration statement and incorporated herein by reference).

24.      Powers of attorney


         Powers of attorney of certain directors and officers of the Company, previously filed as part of this registration statement.